EXHIBIT 99.1

WF International Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Chengdu, CHINA – December 30, 2025 -- WF International Limited (the “Company” or “WF International”) (NASDAQ: WXM), an integrated electromechanical solutions company specializing in the supply, installation, fitting-out, and maintenance of HVAC systems, floor heating systems, and water purification systems, today announced that the Company had received a notification letter (the “Notification Letter”) dated December 24, 2025 from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifiying the Company that it is not currently in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s ordinary shares, par value $0.000001 per share, was below $1.00 per share for a period of 33 consecutive business days from November 6, 2025, to December 23, 2025.

The Notification Letter has no immediate effect on the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “WXM”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until June 22, 2026 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement by June 22, 2026, the Company may be eligible for an additional 180 calendar day grace period. To qualify, the Company will be required to meet the continued listing requirement for all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary.

About WF International Limited

WF International Limited specializes in the supply, installation, fitting-out, and maintenance services for HVAC systems, floor heating systems, and water purification systems. With extensive experience serving commercial projects and high-end residential projects throughout Sichuan, China, the Company has established itself as a trusted provider of premium electromechanical solutions.

The Company’s portfolio includes installations for HVAC projects such as the International Finance Squares across China, Chengdu Vanke Charm City, Chengdu Raffles Plaza, Chengdu Yinshi Plaza, Chengdu Metro No. Ten Line, and Panzhihua Jinhai Hotel.

Since 2017, WF International has expanded its service offerings to include comprehensive heating and water purification solutions, positioning itself as an integrated supplier of both electromechanical products and installation services for large-scale commercial projects and real estate developer clients that offer high-end fully furnished homes. For more information, please visit the Company’s website at https://wf.international.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s anticipated use of proceeds of this Offering. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” and “continue.” These statements are based on current expectations and projections about future events that may affect our financial condition, results of operations, business strategy, and financial needs. Actual results may differ materially due to risks and uncertainties, including those in the “Risk Factors” section in the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2024, filed with the SEC on February 3, 2025 and prospecus for the Company’s initial public offering, filed with the SEC on April 1, 2025. These factors include, but are not limited to: the uncertainties related to market conditions, industry growth and competition, supplier and customer dependencies, project execution capabilities, expansion plans, economic and political conditions, and technological changes. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results. Investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com